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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2005

                          GRUPO IUSACELL, S.A. de C.V.
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                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

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Documents Furnished By the Registrant
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1.  Press Release of the Registrant dated November 17, 2005

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                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            GRUPO IUSACELL, S.A. DE C.V.


Date: November 17, 2005                            /s/ Fernando Cabrera
                                                   -----------------------------
                                            Name:  Fernando Cabrera
                                            Title: Attorney in fact

                                                   /s/ Jose Luis Riera
                                                   -----------------------------
                                            Name:  Jose Luis Riera
                                            Title: Attorney in fact

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                                                               INVESTOR CONTACTS
[LOGO OF IUSACELL PENSAMOS EN TI]
                                                              Jose Luis Riera K.
                                                         Chief Financial Officer
                                                                  5255-5109-5927

                                                                 J.Victor Ferrer
                                                                 Finance Manager
                                                                  5255-5109-5273
                                                         vferrer@iusacell.com.mx

IUSACELL PRESS RELEASE

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Mexico City, November 17, 2005 - Grupo Iusacell, S.A. de C.V., [BMV: CEL],
announced today that, as previously informed, the period throughout which holders of Grupo Iusacell American Depositary Receipts (ADRs) can exchange their ADRs for Grupo Iusacell shares, which are currently traded on the Mexican Stock Market (BMV), will expire on November 18, 2005.

As previously explained, ADR holders have had a 60 day period, beginning September 20, 2005, to exchange their ADRs for shares traded on the BMV. Since November 21, 2005, The Bank of New York (BONY) will be able to sell the shares underlying the ADRs that were not surrendered and distribute the proceeds of such sale to holders of the remaining ADRs. The Company understands from BoNY that BoNY is expected to sell shares on the BMV in a strategic manner within an undefined timeframe.

The Company had previously announced that at an Extraordinary Shareholders' Meeting held on June 1, 2005, 96.70% of Grupo Iusacell's shareholders approved the termination of the ADR program.

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ABOUT IUSACELL

Grupo Iusacell, S.A. de C.V. (Iusacell, BMV: CEL) is a wireless cellular and PCS service provider in Mexico with a national footprint. Independent of the negotiations towards the restructuring of its debt, Iusacell reinforces its commitment with customers, employees and suppliers and guarantees the highest quality standards in its daily operations offering more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operate.

LEGAL DISCLAIMER

Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

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